UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934

P&O Princess Cruises plc

(Name of Subject Company)

P&O Princess Cruises plc

(Name of Persons Filing Statement)

  Ordinary Shares of 50 Cents Each

(Title of Class of Securities)

693070104
(CUSIP Number of Class of Securities)

Peter Ratcliffe
Chief Executive Officer
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP
Telephone: 011-44-20-7805-1205

(Name, Address and Telephone Number of
Person Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

With a Copy To:

Duncan C. McCurrach
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4066

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

P&O Princess Cruises plc

2 January 2003

Termination of Joint Venture Agreement with Royal Caribbean

As originally announced on 25 October 2002, P&O Princess Cruises (“P&O Princess”) today confirms that its southern European joint venture agreement with Royal Caribbean Cruises terminated on 1 January 2003 at no cost to P&O Princess.

This satisfies one of the two remaining pre-conditions to the Carnival Corporation DLC proposal (the “DLC Proposal”) announced on 24 October 2002. The final pre-condition relates to the P&O Princess Board recommending the DLC transaction to its shareholders. This pre-condition must be satisfied on or before 10 January 2003.

Should the P&O Princess Board recommend the DLC transaction to shareholders, and subject to the time taken to complete documentation reviews by the Securities and Exchange Commission in the US and the UK Listing Authority, the indicative timetable would be as follows:

  Documents setting out further information on the DLC Proposal and seeking shareholders’ approval would be posted to the shareholders of P&O Princess and Carnival in late February or early March 2003;
  Shareholder meetings for both companies would then be held approximately four weeks later and completion of the transaction would take place, subject to, inter alia, shareholder and regulatory approvals, in late March or early April 2003.

A further announcement will be made in due course.

Enquiries

Brunswick Sarah Tovey Website www.poprincesscruises.com	+44(0) 20 7404 5959

P&O Princess

P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A’ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one river boat on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately £1.7 billion).

Headquartered in London, P&O Princess Cruises’ ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol “POC”).

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (“Schroder Salomon Smith Barney”) is acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the matters referred to herein.

“Schroder” is a trademark of Schroder Holdings PLC and is used under licence by Salomon Brothers International Limited.

IMPORTANT INFORMATION

IN CONNECTION WITH ANY OFFER BY CARNIVAL CORPORATION, P&O PRINCESS CRUISES PLC (“P&O PRINCESS”) WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). INVESTORS ARE URGED TO READ THE ENTIRE SOLICITATION/RECOMMENDATION STATEMENT WHEN (AND IF) IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. P&O PRINCESS HAS ALSO POSTED A SHAREHOLDER CIRCULAR, DATED DECEMBER 27, 2001 (THE “P&O CIRCULAR”), WITH RESPECT TO P&O PRINCESS’ PROPOSED TRANSACTION WITH ROYAL CARIBBEAN CRUISES LTD., WHICH DOCUMENT HAS BEEN FURNISHED TO THE SEC ON FORM 6-K, DATED DECEMBER 27, 2001. INVESTORS ARE URGED TO READ THE ENTIRE EGM CIRCULAR BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY READ AND COPY THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER DOCUMENTS FILED BY OR FURNISHED TO THE SEC BY P&O PRINCESS, INCLUDING THE EGM CIRCULAR, AT THE SEC’S PUBLIC REFERENCE ROOM IN WASHINGTON D.C. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. IN ADDITION, BECAUSE P&O PRINCESS’ ADS’S ARE LISTED ON THE NEW YORK STOCK EXCHANGE, REPORTS AND OTHER INFORMATION CONCERNING P&O PRINCESS CAN ALSO BE INSPECTED AT THE OFFICE OF THE NEW YORK STOCK EXCHANGE, 20 BROAD STREET, NEW YORK, NEW YORK 10005. YOU CAN OBTAIN COPIES OF P&O PRINCESS’ FILINGS WITH THE SEC, WITHOUT CHARGE, AT THE SEC’S INTERNET SITE (HTTP://WWW.SEC.GOV). THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING SUCH REQUESTS TO P&O PRINCESS, 77 NEW OXFORD STREET, LONDON WC1A 1PP, ATTENTION: SIMON PEARCE OR CALLING P&O PRINCESS ON 011-44-20-7805-1200.

Forward Looking Statements

Certain statements contained in this announcement are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to P&O Princess, Royal Caribbean and Carnival and their respective subsidiaries, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like “will”, “may”, “believes”, “expects”, “anticipates”, “plans” and “estimates” and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess’, Royal Caribbean’s and Carnival’s actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess’, Royal Caribbean’s and Carnival’s international operations. In addition, the subsection entitled “Risk Factors” in Section 5 of the P&O Circular and each of P&O Princess’ and Royal Caribbean’s Annual Report on Form 20-F and Carnival’s Annual Report on Form 10-K for the year ended 31 December 2001 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company’s forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.